FOR IMMEDIATE RELEASE:

Afya Limited Announces MedPhone’s Acquisition

November 5, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition of 100% of the total share capital of MedPhone, through its wholly-owned subsidiary Afya Participações S.A.

MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions in a daily basis. MedPhone has more than 175,000 registered users and more than 58,000 monthly active users, with a NPS of 75. The app has more than 9,100 reviews in AppStore with a 4.9 out of 5 score.

The integration of Medphone’s clinical decision software with PEBMED will create great synergy and allow us to offer both products through the same platform.

The net purchase price was R$6.4 million and was paid in cash.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br